SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of September 1999

Petroleum Geo-Services ASA

(Translation of registrant's name into English)

Strandveien 50E
P.O. Box 89
N-1325 Lysaker
Norway
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐   No ☑

This Report on Form 6-K is hereby incorporated by reference in the Registration Statement of Petroleum Geo-Services ASA on Form S-8 (SEC Registration No. 333-6420) and in the Prospectuses constituting part of the Registration Statements of Petroleum Geo-Services ASA on Form F-3 (SEC Registration Nos. 333-10348, 333-9518 and 333-9520) and part of the Registration Statements of Petroleum Geo-Services ASA on Form F-4 (Registration Nos. 333-9700 and 333-9702).

The following amends the description of our share capital contained in our Registration Statement on Form 8-A dated April 14, 1997 filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and supersedes the description of our share capital contained in our Report on Form 6-K dated October 14, 1998 filed with the SEC under the Securities Exchange Act of 1934. All references in this description to "we," "us" or "our" are to Petroleum Geo-Services ASA, a Norwegian public limited liability company.

DESCRIPTION OF SHARE CAPITAL

We have summarized below material information about our share capital, our articles of association and provisions of Norwegian law that apply to our share capital. This summary is not complete. For more information about our share capital, we encourage you to read our articles of association, which we have filed with the SEC.

Voting Rights

As a general rule, our shareholders can take action under Norwegian law or our articles of association by a simple majority of votes cast at a general meeting of shareholders. Each ordinary share carries one vote. Amendments to our articles of association, however, including any amendment increasing our share capital or altering the rights and preferences of any share or class of shares, require the approval of at least two-thirds of the votes cast and at least two-thirds of the share capital represented at a shareholders' meeting, whether or not holders of the share capital are entitled to vote. In some cases, a stricter voting requirement may apply.

The election of a new director as a replacement for an incumbent director prior to the expiration of the term of the incumbent director must be approved at a shareholders' meeting by either:

- a majority of our total outstanding voting shares or
- more than two-thirds of the votes cast and more than two-thirds of the share capital represented at the meeting

To vote at an annual or extraordinary general meeting, a shareholder must be registered as a holder of title to the shares to be voted in our share register maintained at Verdipapirsentralen ("VPS"), the Norwegian centralized registry of securities, not later than at the date of the general meeting. Shareholders who intend to participate in a general meeting in person or by proxy must notify us by the date stated in the notice convening the meeting. This date may not be more than two business days before the date of the meeting.

Under our articles of association, the beneficial owner of shares registered in VPS through a custodian approved by the Norwegian authorities may vote the shares covered by the custodial arrangement if:

- the beneficial owner provides us, no later than two business days prior to the meeting, with its name, address and a confirmation from the custodian that the holder is the beneficial owner of the shares held in custody and
- our board of directors does not disapprove the beneficial ownership after receipt of notification as described below under "— VPS and Transfer of Shares"

As an alternative to the voting procedure for beneficial owners described above, under Norwegian law, owners of American Depositary Shares representing shares can vote by surrendering their American Depositary Receipts evidencing American Depositary Shares to the custodian and having title to the related shares registered in our share register maintained at the VPS prior to the meeting. Please read "Description of Depositary Arrangement."

Our annual general meeting of shareholders is held each year before the end of June. Under our articles of association, we may call ordinary general meetings on four weeks' written notice and

extraordinary general meetings on two weeks' written notice. A shareholder may vote by proxy. Although Norwegian law does not require us to send proxy forms to our shareholders for general meetings, we normally include a proxy form with the notice of meetings.

Extraordinary general meetings of shareholders may be held:

- whenever our board of directors considers it necessary
- at the request of our auditor or
- at the request of shareholders representing at least 5% of our share capital

The request must name the matters to be considered. The extraordinary general meeting must be convened within one month of the date of the request. Other than approval of the annual accounts and distribution of cash dividends out of our annual profit, any matter that may be raised at an annual general meeting may also be raised at an extraordinary general meeting.

Restrictions on Ownership of Shares

At present, there is no limitation on ownership of shares by persons who are not Norwegian. The Norwegian 1994 Act on Control of Business Acquisitions requires any holder of shares or group of holders acting in concert, regardless of nationality, to notify the Norwegian government upon the acquisition of shares that would cause that holder's or group's aggregate holdings either:

- to exceed a threshold of 33⅓% of the total outstanding shares or
- to reach a threshold of 50% or 66⅔% of the total outstanding shares

For purposes of these determinations, shares include American Depositary Shares.

Any acquisition of shares or American Depositary Shares exceeding or reaching the thresholds described in the previous paragraph would be subject to a waiting period. During the waiting period, Norwegian governmental authorities could request further information, disapprove the acquisition or impose conditions aimed at safeguarding the public interest. During the waiting period, the acquiror is restricted from exercising its rights as a shareholder other than receiving dividends and exercising preemptive rights. If the waiting period expires and no official action occurs, the acquisition could go forward without condition.

VPS and Transfer of Shares

Norway has a paperless, centralized registry of shares and other securities, VPS. We and all other Norwegian public companies are obligated to register our shares in VPS. Share certificates are not used. VPS is a computerized bookkeeping system operated by an independent body in which the ownership of and all transactions relating to Norwegian listed shares must be recorded. Our share register is operated through VPS under VPS number 000-4225004.

All transactions relating to securities registered with VPS are made through computerized book entries. VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To effect an entry, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, the Bank of Norway and authorized securities brokers in Norway are allowed to act as agents. If the shareholder does not establish an account, the issuing company will appoint an agent on the shareholder's behalf.

A VPS entry represents prima facie evidence in determining the legal rights of a registered holder of a security against the issuing company or a third party claiming an interest in the security.

VPS is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence.

Under Norwegian law, a transferor must register immediately with VPS any acquisition or other transfer of shares. A person to whom shares have been transferred or assigned may exercise the rights of a shareholder for those shares only if:

- the transfer or assignment has been registered or that person has reported and shown evidence to us of the share acquisition and
- the acquisition is not prevented by law, our articles of association or otherwise

Our articles of association provide that a transfer of shares is subject to approval by our board of directors. The approval cannot be withheld without reasonable grounds. This provision could operate to prevent or impede a change in control of PGS.

Disclosure Obligations

Under Norwegian law, a person, entity or group acting in concert must notify the Oslo Stock Exchange immediately of an acquisition or disposition of shares and/or rights to shares and of its aggregate holdings of shares and/or rights to shares following the acquisition or disposition if the acquisition or disposition results in its aggregate beneficial ownership of shares and/or rights to shares reaching, exceeding or falling below thresholds of 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the total number of shares outstanding or of the outstanding voting rights. A corresponding disclosure obligation applies to any holder of American Depositary Receipts. Please read "Description of Depositary Arrangement — Notices and Reports."

Additional Issuances and Preemptive Rights

To issue additional shares, including bonus issues (share dividends), we must amend our articles of association. This amendment requires the same shareholder vote as other amendments to our articles of association. Our shareholders also must approve by the same vote the issuance of loans convertible into shares or warrants to purchase shares. At a general meeting, the shareholders may by the same majority authorize our board of directors to issue:

- an aggregate number of shares not exceeding 50% of the number of shares outstanding at the time of the general meeting
- loans convertible into an aggregate number of shares not exceeding 50% of the number of shares outstanding at the time of the general meeting

The duration of these authorizations cannot exceed two years.

Under Norwegian law, shareholders have a preemptive right to subscribe for and be allotted new shares that we issue. Shareholders may waive those preemptive rights in a general meeting by the same vote required to approve amendments to our articles of association. A waiver of the shareholders' preemptive rights for bonus issues (share dividends) must be approved by the holders of all shares outstanding.

If we issue shares upon the exercise of preemptive rights to holders who are citizens or residents of the United States, we may be required to file a registration statement in the United States under United States securities laws. If we decide not to file a registration statement, those US holders will not be able to exercise their preemptive rights and would be required to sell them to Norwegian persons or other non-US holders to realize the value of the rights.

Norwegian law also provides that if a Norwegian company's capital is increased by a subscription for shares and the preemptive rights of shareholders have not been waived, employees of that company have preferential rights to subscribe for those shares, to the extent the shares have not been fully subscribed or oversubscribed through the exercise of shareholders' preemptive rights.

Under Norwegian law and with shareholder approval, we may distribute bonus issues (share dividends) of our shares from amounts

- that we could otherwise distribute as dividends
- that we may create by transferring funds from our share premium reserve discussed below under "— Dividends and Legal Reserves" to share capital

We can implement bonus issues (share dividends) either by issuing shares or by increasing the par value of the shares outstanding.

Dividends and Legal Reserves

Under Norwegian law, we can pay dividends only once a year in cash or in kind as a distribution of our annual profit and the annual profits of our Norwegian subsidiaries. Any proposal by the board of directors to pay a dividend must be recommended by the directors and approved by the shareholders at a general meeting. The shareholders may vote to reduce, but not to increase, the dividends proposed. Dividends in cash or in kind are payable only out of:

- the annual profit according to the income statement for the last financial year
- retained profit from previous years
- other unrestricted equity, after deduction of:
  - accumulated losses
  - the book value of research and development, goodwill and net deferred tax assets recorded on the balance sheet
  - any part of the annual profit that, according to law or our articles of association and the articles of our Norwegian subsidiaries, must be allocated to restricted funds

Neither we nor our Norwegian subsidiaries can declare dividends if the equity, according to the balance sheet, amounts to less than 10% of the balance sheet. In addition, neither we nor they can declare dividends in excess of an amount that is compatible with good and careful business practice with due regard to any losses that may have occurred after the last balance sheet date or that may be expected to occur.

Under Norwegian law, we are required to maintain reserves that are adequate in light of our activities and related risks. We must allocate to the share premium (restricted) reserve any premium paid to us for the subscription of new shares.

Rights upon Winding-Up

A Norwegian company may be wound up by a resolution of the company in a general meeting passed by a two-thirds majority of the aggregate votes cast by its voting shares and by two-thirds of the aggregate share capital represented at the meeting irrespective of class.

Mandatory Bid Requirement

Norwegian statutory law requires any person, entity, family group or other group acting in concert that acquires shares or American Depositary Shares representing more than 40% of the voting rights of a Norwegian company listed on the Oslo Stock Exchange to notify the Oslo Stock Exchange immediately and to make a general offer to acquire all the outstanding share capital of that company. The offer may

not be conditional and is subject to approval by the Oslo Stock Exchange before submission to the shareholders. The offering price per share must be the greater of:

- the highest price paid by the offeror for the shares in the six-month period prior to the date the 40% threshold was exceeded or
- the recorded market price at that date

If the acquiror acquires additional shares at a higher price after exceeding the 40% threshold but prior to the expiration of the bid period, the acquiror must restate its bid at that higher price. If a shareholder who is required to make a mandatory bid fails to do so, the shareholder must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the Oslo Stock Exchange may cause the shares exceeding the 40% limit to be sold by public auction.

During the time the mandatory bid requirement is in force, a shareholder failing to make the required offer may not vote or exercise any rights of share ownership other than the right to receive dividends and preferential rights relating to a share capital increase. In addition, the Oslo Stock Exchange may impose a daily fine upon a shareholder who fails to make the required offer.

In addition to these mandatory bid requirements under Norwegian statutory law, our articles of association require an acquiror of shares and/or American Depositary Shares representing more than one-third of the outstanding voting rights, but less than the 40% threshold for a mandatory bid requirement, to offer to purchase the remaining outstanding shares. Subject to the requirement that our board notify the acquiror, our board of directors may withhold approval of the acquisition of shares and/or American Depositary Shares to determine that the acquiror has complied with the mandatory bid requirements of the articles of association.

If an acquiror has not complied with these requirements, our board of directors may disapprove the acquisition of shares and/or American Depositary Shares. If the board of directors reasonably determines that, for any particular acquisition of shares and/or American Depositary Shares by an acquiror, the mandatory bid requirements in our articles of association are not in our interest or the interest of our shareholders, the board may exempt that acquiror from such requirements. Except as we have described above, the rules generally regarding mandatory bids under applicable Norwegian law at the relevant time will apply to the application of the mandatory bid requirements of our articles of association.

Citibank, N.A., the depositary, has qualified and been recognized as a custodian of the shares in Norway. As a result, it is exempt from the mandatory bid requirement.

DESCRIPTION OF DEPOSITARY ARRANGEMENT

We have summarized below the material provisions of the deposit agreement under which the American Depositary Receipts may be issued. This summary is not complete. For a complete description, we encourage you to read the deposit agreement, which we have filed with the SEC. Copies of the deposit agreement also are available at the principal office of Citibank, currently located at 111 Wall Street, 5th Floor, New York, New York 10043.

American Depositary Receipts

American Depositary Receipts evidencing American Depositary Shares will be issued under the deposit agreement. Each American Depositary Share will initially represent one share transferred to an account in our share registry on VPS in the name of the depositary in its capacity as a custodian on behalf of the holder of the related American Depositary Receipt and not as a beneficial owner thereof. An American Depositary Receipt may evidence any number of American Depositary Shares. Only persons in whose names American Depositary Receipts are registered on the books of the depositary will be treated by us or the depositary as owners and holders of American Depositary Receipts.

Deposit and Withdrawal of Shares

Upon the transfer to the depositary's account in VPS of shares, or evidence of rights to receive shares, and subject to the terms of the deposit agreement, the depositary will execute and deliver at its principal office in New York City American Depositary Receipts registered in the name of the persons specified by the depositor evidencing the number of American Depositary Shares issuable for that deposit. The American Depositary Receipts will be issued upon payment of the fees, charges and taxes provided in the deposit agreement. Each person depositing shares will be deemed to represent and warrant that:

- the shares are validly issued, fully paid and nonassessable
- the person is duly authorized to deposit shares and
- the shares are not, and the American Depositary Receipts issuable upon deposit will not be, required to be registered under the provisions of the Securities Act of 1933 prior to being offered and sold publicly in the United States

Upon surrender of American Depositary Receipts at the principal office of the depositary and upon payment of the fees, charges and taxes provided for in the deposit agreement and subject to the terms of the deposit agreement and our articles of association, either

- the shares relating to the surrendered American Depositary Receipts will be transferred to an account in VPS specified by the holders of the American Depositary Receipts or
- other documents of title, if any, at the time represented by the surrendered American Depositary Receipts will be delivered to the holders at the principal office of the depositary or at the office of a custodian in Oslo

If any documents of title are forwarded to a holder of American Depositary Receipts, this will be at the risk and expense of the holder.

Dividends, Other Distributions and Rights

If the custodian or depositary receives any cash dividend or other cash distribution on the deposited shares, the depositary will

- convert the dividend or distribution into US dollars and
- distribute that amount to the holders of American Depositary Receipts in proportion to the number of American Depositary Shares representing the shares held by each of them

The amount distributed will be reduced by any amounts required to be withheld on account of taxes.

If the depositary determines that any foreign currency cannot be converted into US dollars, the depositary may either distribute the foreign currency received by it or hold the foreign currency for the accounts of the American Depositary Receipt holders entitled to receive the distribution.

If we make a dividend in or a free distribution of shares, the depositary may, with our approval, and will, if we so request, distribute to the holders of outstanding American Depositary Receipts, in proportion to their holdings, additional American Depositary Receipts for an aggregate number of American Depositary Shares representing the number of shares received as the dividend or free distribution. If additional American Depositary Receipts are not distributed, each American Depositary Share will also represent the additional shares distributed on the shares represented by such American Depositary Share prior to the dividend or free distribution.

If we offer to the holders of shares any rights to subscribe for additional shares or any rights of any other nature, the depositary will, after consultation with us, either

- make the rights available to holders of American Depositary Receipts by means of warrants or otherwise, if lawful and feasible, or

- if making the rights available is not lawful or not feasible or if the rights represented by the warrants or other instruments are not exercised and appear to be close to lapsing, sell the rights or warrants or other instruments at public or private sale upon terms the depositary may deem proper

In the case of the second bullet point, the depositary will allocate the proceeds of any sales for the accounts of the holders of American Depositary Receipts upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, the date of delivery of any American Depositary Receipts or otherwise. If the depositary determines that it is not lawful and feasible to make the rights available to American Depositary Receipt holders or to sell the rights as described above, the depositary will allow the rights to lapse.

Whenever the custodian holding shares on behalf of the depositary receives any distribution other than cash, shares or rights, the depositary will cause the securities or property to be distributed to American Depositary Receipt holders in proportion to their holdings. If the depositary determines that any such distribution cannot be made or if for any other reason, including any requirement that we or the depositary withhold an amount on account of taxes, the depositary deems such distribution not to be feasible, the depositary may, with our approval, adopt any method it deems equitable and practicable for the purpose of effecting the distribution. The method may include a public or private sale, upon terms the depositary may deem proper, of all or any part of the securities or property received. The depositary will distribute the proceeds from any sale to the holders of American Depositary Receipts entitled to such proceeds as in the case of a distribution received in cash.

Record Dates

Whenever

- any cash dividend or other cash distribution becomes payable
- we make any distribution other than cash or
- we issue rights

the depositary will fix a record date as close as practicable to the date corresponding to the record date fixed by us for the shares for the determination of the holders of American Depositary Receipts who are entitled to receive the dividend, distribution or rights, or net proceeds from the sale thereof.

Voting of the Underlying Deposited Securities

For a description of the voting rights of holders of shares generally, please refer to "Description of Share Capital — Voting Rights." The shares underlying the American Depositary Shares will be registered in our share registry on VPS in the name of the depositary as a custodian. Under applicable Norwegian law, the depositary may not vote such shares. Holders of American Depositary Receipts are entitled to one vote per share represented by the American Depositary Receipts.

According to our articles of association, the beneficial owner of shares registered in the VPS through a custodian approved by the Norwegian authorities, such as the depositary, may vote the shares covered by the custodial arrangement if

- the beneficial owner provides us, no later than two business days prior to the meeting, with its name, address and a confirmation from the depositary that the holder is the beneficial owner of the shares held in custody and

- our board of directors does not disapprove the beneficial ownership after receipt of notification as described under "Description of Share Capital — VPS and Transfer of Shares"

Under the deposit agreement and subject to Norwegian law and our articles of association, an American Depositary Receipt holder can either gain admission to a shareholders' meeting as a beneficial owner of American Depositary Shares or appoint the depositary or some other person as proxy to vote at

the meeting. If the holder gains admission as a beneficial owner, the holder may vote, ask questions or otherwise participate in the meeting. The deposit agreement requires, among other things, that an American Depositary Receipt holder who elects to gain admission to the shareholders' meeting provide the depositary with such evidence of beneficial ownership as will be reasonably satisfactory to the depositary so that the depositary may issue the required confirmation of beneficial ownership described above.

Alternatively, under the deposit agreement and Norwegian law, owners of American Depositary Shares may vote by surrendering their American Depositary Receipts to the depositary and having title to the related shares registered in our share register maintained at the VPS prior to such meeting.

The deposit agreement requires us to send written notice of any shareholders' meeting to the depositary at least four weeks prior to the meeting. Upon receipt of the notice, the depositary will mail to American Depositary Receipt holders the information received in connection with the meeting and other information required by the deposit agreement.

Notices and Reports

When we give notice of any shareholders' meeting or of any cash or other distribution or the offering of any rights relating to shares, we will transmit to the depositary and the custodian a copy of the notice in the form given to Norwegian holders of shares. We also will transmit to the depositary sufficient copies, in English, of notices and any other reports and communications that are generally made available by us to Norwegian holders of shares. The depositary will mail copies of those notices, reports and communications to all American Depositary Receipt holders.

The reports distributed to holders of American Depositary Receipts will include annual and quarterly reports to shareholders, including financial statements prepared in accordance with US generally accepted accounting principles. The depositary will make available for inspection by American Depositary Receipt holders, at its principal office, any reports and communications it receives from us that are both

- received by the depositary as the holder of the shares and
- made generally available to the holders of shares by us

Under Norwegian law, any holder of American Depositary Receipts must promptly notify the Oslo Stock Exchange of an acquisition or disposition of American Depositary Receipts if that acquisition or disposition results in its beneficial ownership reaching, exceeding or falling below thresholds of 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of our outstanding share capital or the outstanding voting rights, either through shares directly or through American Depositary Receipts. That holder also must provide certain additional information. Please read "Description of Share Capital — Disclosure Obligations."

Amendment and Termination of the Deposit Agreement

We and the depositary may amend the form of the American Depositary Receipts and the deposit agreement at any time. Any amendment that imposes or increases any fees or charges or that otherwise prejudices any substantial existing right of American Depositary Receipt holders will not take effect as to outstanding American Depositary Receipts until three months after we notify the record holders of outstanding American Depositary Receipts of the amendment. This restriction will not apply to any imposition or increase of the fees of the depositary for the issuance, execution and delivery of American Depositary Receipts and taxes and other governmental charges.

Every holder of an American Depositary Receipt at the time the amendment becomes effective will be deemed to consent and agree to the amendment and to be bound by the deposit agreement as then amended. No amendment may impair the rights of any American Depositary Receipt holder to surrender his American Depositary Receipt and receive the shares and other property represented by that American Depositary Receipt.

Whenever we so direct, the depositary will terminate the deposit agreement by mailing notice to the holders of all American Depositary Receipts then outstanding at least 30 days prior to the termination date. In addition, if the depositary has notified us of its election to resign and a successor depositary has not been appointed and accepted its appointment within 60 days, the depositary may likewise terminate the deposit agreement upon 30 days' notice to holders.

After the termination date, the depositary will perform no further acts under the deposit agreement, except:

- to receive and hold distributions on deposited shares or sell rights as described above and
- to deliver shares in exchange for American Depositary Receipts surrendered to it

At any time six months after the termination date, the depositary may sell the deposited shares and hold the net proceeds, together with any other cash then held, without liability for interest, for the pro rata benefit of the holders of American Depositary Receipts that have not been surrendered.

Charges of Depositary

The depositary will charge a fee to each person to whom American Depositary Receipts are delivered against deposits and each person surrendering American Depositary Receipts for delivery of shares or other deposited securities, property and cash. That charge will equal $5.00 for each 100 American Depositary Shares or portion thereof represented by the American Depositary Receipts issued or surrendered. Persons depositing shares or holders of American Depositary Receipts will also be required to pay:

- taxes and other governmental charges
- any applicable share transfer or registration fees on deposits or withdrawals of shares
- the cable, telex, facsimile transmission and delivery charges expressly provided in the deposit agreement to be at the expense of the holders of American Depositary Receipts or persons depositing shares and
- the expenses the depositary incurs in the conversion of foreign currency into US dollars

We will pay certain other charges of the depositary and of any registrar.

Loans and Pre-Release of Shares and American Depositary Receipts

The depositary will not lend shares held under the depositary agreement or American Depositary Receipts. The depositary may, however:

(a) issue American Depositary Receipts prior to the receipt of shares and

(b) deliver shares prior to the receipt and cancellation of American Depositary Receipts, including American Depositary Receipts that were issued under (a) above but for which shares may not have been received

We refer to each of these transactions as a "pre-release." The depositary may receive American Depositary Receipts in lieu of shares under (a) above and shares in lieu of American Depositary Receipts under (b) above. In connection with a pre-release, the person to whom American Depositary Receipts or shares are delivered must either:

- represent that, at the time the depositary issues the American Depositary Receipts or delivers the shares, that person or its customer owns the shares or American Depositary Receipts to be delivered to the depositary or
- provide evidence of ownership of shares or American Depositary Receipts the depositary deems appropriate

In addition, that person must represent that it will:

- hold the shares or American Depositary Receipts in trust for the depositary until their delivery to the depositary or the custodian
- reflect on its records the depositary as the owner of the shares or American Depositary Receipts and
- deliver the shares or American Depositary Receipts upon the depositary's request

At all times, the pre-release must be fully collateralized (marked to market daily) with cash, US government securities or other collateral of comparable safety and liquidity. The depositary may terminate any pre-release on not more than five business days' notice and may impose further indemnities and credit regulations as it deems appropriate.

The depositary will limit the number of American Depositary Receipts issued by it under (a) above and outstanding at any time to 30% of the American Depositary Receipts it issues and with respect to which shares are on deposit. The depositary also will set limits with respect to the number of American Depositary Receipts and shares involved in pre-releases with any one person on a case-by-case basis as it deems appropriate.

Collateral provided by the person to whom American Depositary Receipts or shares are delivered, but not the earnings on the collateral, will be held for the benefit of the holder of the American Depositary Receipts. The depositary may retain for its own account any compensation it receives in connection with a pre-release, including earnings on the collateral.

General

Neither we nor the depositary will be liable to the holders of American Depositary Receipts if we are or it is prevented or delayed in performing our or its obligations under the deposit agreement by law, any governmental authority, any provision of our articles of association or the shares or any circumstances beyond our or its control. Our obligations and the obligations of the depositary under the deposit agreement are expressly limited to using our or its best judgment and good faith in the performance of our or its duties.

The American Depositary Receipts are transferable on the books of the depositary. After consultation with us, however, the depositary may close its transfer books at any time when deemed expedient by it in connection with the performance of its duties. Before it executes and delivers, registers the transfer of, splits-up, combines or surrenders any American Depositary Receipt or transfers and withdraws shares, the depositary or a custodian may require:

- payment from the presenter of the American Depositary Receipt or depositor of shares of any tax or other governmental charge, any stock transfer or registration fee and any other applicable fees
- proof of identity and genuineness of signature
- compliance with any laws or governmental regulations relating to American Depositary Receipts or the withdrawal of shares

The surrender of outstanding American Depositary Receipts and withdrawal of shares may be suspended only as required in connection with:

- temporary delays caused by closing the transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting or payment of dividends
- the payment of fees, taxes and similar charges
- compliance with any US or foreign laws or governmental regulations relating to the American Depositary Receipts or to the withdrawal of shares

The depositary will knowingly accept for deposit any shares required to be registered under the provisions of the Securities Act of 1933 prior to being offered and sold publicly in the United States, only if a registration statement covering those shares is in effect.

The depositary will keep books at its transfer office in New York City for the registration and transfer of American Depositary Receipts. Those books will be open at all reasonable times for inspection by the holders of American Depositary Receipts and by us if the inspection will not be for the purpose of communicating with holders of American Depositary Receipts in the interest of a business or object other than our business or a matter related to the deposit agreement or the American Depositary Receipts.

Holders of American Depositary Receipts are subject to disclosure obligations described under "Description of Share Capital — Disclosure Obligations."

TAX MATTERS RELATING TO SHARE CAPITAL

General

The following discussion generally summarizes the principal Norwegian and United States federal income tax consequences of the ownership and disposition of American Depositary Receipts and our shares to holders of American Depositary Receipts and shares who are residents of the United States or otherwise subject to United States federal income taxation on a net income basis for American Depositary Receipts and shares and who are not residents of Norway ("US Holders"). The summary applies only to holders who will hold American Depositary Receipts or shares as capital assets and does not address certain classes of holders, such as holders who own, directly or indirectly, at least 10% of our outstanding shares, that may be subject to special rules. Because it is a general summary, prospective purchasers of American Depositary Receipts or shares who would be US Holders are advised to consult their own tax advisors about the United States federal, state and local tax consequences and the Norwegian tax consequences of the ownership and disposition of American Depositary Receipts and the shares represented by the American Depositary Receipts that are applicable in their particular tax situations, including the effects of recent and possible future changes in the applicable tax laws.

The statements of United States and Norwegian tax laws provided below are based on the tax laws of the United States and Norway, the income tax convention between the United States and Norway (the "Convention") and interpretations by the relevant tax authorities that are in effect as of the date hereof and are subject to any changes that may occur after that date (possibly with retroactive effect).

For United States and Norwegian tax purposes, US Holders of American Depositary Receipts will be treated as the owners of the shares represented by the American Depositary Receipts. Unless we have otherwise stated below, the Norwegian tax consequences and the United States federal income tax consequences discussed below apply equally to US Holders of American Depositary Receipts and US Holders of shares.

Taxation of Dividends

Under Norwegian tax law, dividends paid to foreign shareholders of Norwegian corporations are, unless otherwise provided for in an applicable tax treaty, subject to a withholding tax in Norway of 25%. Under the Convention, the maximum rate of withholding tax on dividends paid by a Norwegian corporation to a "resident of the United States," as defined in the Convention, is 15%. The 15% withholding rate will apply to any dividends paid on our shares held directly by US Holders who properly demonstrate to us and to the Norwegian tax authorities that they are entitled to the benefits of the Convention. Dividends paid to Citibank, as depositary, will be subject to withholding at the 25% rate. US Holders of American Depositary Receipts who believe they are entitled to the benefits of the Convention may apply to the Norwegian tax authorities for a refund of amounts withheld in excess of 15%.

The application is to be filed with the Norwegian Tax Directorate. There is some uncertainty, however, as to whether and when such a refund may be obtained.

We intend to file any reports with the Norwegian authorities or agencies necessary to obtain the benefits of the Convention for those entitled to them. We will exercise our right under the deposit agreement to reasonably request from Citibank such information from its records to enable us to file the reports.

If, however, the recipient of a dividend is determined to be engaged in a business activity taxable in Norway and our shares or American Depositary Shares with respect to which the dividend is paid are effectively connected with that activity, then the amount distributed to the US Holder will be treated as taxable domestic dividend income in Norway, subject to the provisions of the Convention, where applicable.

To the extent paid out of our current or accumulated earnings and profits, distributions made on our shares or American Depositary Shares, other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock, will be includible in the income of a US Holder for United States federal income tax purposes as ordinary dividend income. In the case of a US Holder of an American Depositary Receipt, such dividend income will be recognized on the date Citibank receives the distribution. Dividends we pay will not be eligible for the dividends-received deduction generally allowed to corporations under the US Internal Revenue Code of 1986, as amended (the "Code"). The amount of a dividend distribution will equal the US dollar value of the amount of the distribution in Norwegian kroner (including the amount of Norwegian taxes withheld from the distribution), calculated by reference to the exchange rate in effect on the date of the distribution. Upon the conversion by Citibank into US dollars of the Norwegian kroner received in a distribution, US Holders of American Depositary Receipts generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between such US dollars and the US dollar value of such Norwegian kroner on the date of the distribution. Such gain or loss will be treated as ordinary income or loss.

Norwegian taxes imposed on dividend distributions with respect to our shares or American Depositary Shares generally will be eligible for credit against the US Holder's United States federal income taxes. The amount of the Norwegian taxes eligible for this foreign tax credit will be equal to the amount of such taxes withheld from the dividend distributions, reduced by the amount of any refunds of such taxes subsequently received, and translated into US dollars at the exchange rate in effect on the date the taxes originally were paid. Under the foreign tax credit limitations of the Code, the foreign tax credit can offset United States federal income taxes imposed on foreign-source income but not on United States-source income. In addition, foreign taxes imposed on income in certain categories specified in the Code may only be used to offset United States taxes on income in the same category. Subject to the special rule we describe below, dividends we pay will generally be foreign-source income within either the "passive income" category or the "financial services income" category, depending on the particular US Holder's circumstances.

The Code contains a provision that could, in certain circumstances, cause a portion of the dividends we pay to be treated as United States-source income. Even if that provision applied to dividends we pay to a US Holder, because of the source rules contained in the Convention, no portion of such a dividend would be recharacterized as United States-source income if the US Holder includes the dividend as a separate category of income for purposes of the foreign tax credit limitation.

Taxation of Dispositions

A US Holder normally is not taxed in Norway on gains from the sale or other disposal of our shares or American Depositary Shares. Such a holder may be subject to taxation if the shareholding is effectively connected with a business carried out by the shareholder through a permanent establishment in Norway. In addition, a shareholder may be subject to taxation on gains if the shareholder is an individual who has been a resident of Norway for income tax purposes and the disposal takes place within five years after the calendar year in which the shareholder ceased to be a resident of Norway. The same rules apply to gains

realized upon complete liquidation of us or upon redemption of our shares. Repayment in connection with a reduction of our share capital by reducing the nominal value of the shares is, however, subject to withholding tax as a dividend distribution, if exceeding paid-in capital.

A US Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of our shares or American Depositary Shares (or rights to subscribe for our shares), including a sale or other disposition by Citibank of shares (or rights to subscribe for shares) received as dividends on the American Depositary Shares, in the same manner as on the sale or other disposition of any other shares held as capital assets (or rights to acquire such shares). Any such gain or loss will generally be United States-source income or loss.

Deposits and withdrawals of our shares in exchange for American Depositary Receipts will not result in taxable gain or loss for United States or Norwegian tax purposes.

US Backup Withholding

Certain payments, including certain dividends and proceeds from sales of stock, may be subject to United States "backup withholding" at a 31% rate if the recipient of such a payment fails to furnish to the payor certain information, including the recipient's taxpayer identification number, or otherwise fails to establish an exemption from withholding. Any amounts so withheld would be allowed as a credit against the recipient's United States federal income tax liability for the year. Because we are a foreign corporation for United States federal income tax purposes, dividends we pay with respect to our shares or American Depositary Shares are not subject to backup withholding under the regulations that are currently in effect. However, under more recently issued regulations, which are currently scheduled to become effective on January 1, 2001, dividends we pay to a US Holder generally would be subject to backup withholding under the circumstances described in the first sentence of this paragraph.

Norwegian Transfer Tax

There is no Norwegian stock transfer tax or capital tax upon the acquisition or subsequent disposition of our shares.

Norwegian Inheritance Tax

There is no Norwegian inheritance tax or gift tax if the deceased, at the time of death, or the donor at the time the gift is made, is neither a resident nor a national of Norway. If the deceased, at the time of death, is not a resident of Norway, but is a national of Norway, Norwegian inheritance tax will be levied unless inheritance tax or similar tax is levied in the country of residence and the shares are not effectively connected to a permanent establishment in Norway. Under any circumstances, a transfer will be subject to gift tax in Norway if the donor at the time of the gift is a Norwegian national.

Norwegian Property Taxes or Similar Taxes

US Holders of our shares are not subject to Norwegian property tax or similar taxes (*e.g.*, wealth taxes) with respect to those shares, unless the shareholder is an individual and his shareholding is effectively connected with a business carried out by the shareholder through a permanent establishment in Norway.

LIMITATIONS AFFECTING SECURITY HOLDERS

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. As a result, a non-Norwegian resident may receive dividends payments without a Norwegian exchange control consent, but such payment must be made through a licensed bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEUM GEO-SERVICES ASA
(Registrant)

By: /s/ WILLIAM E. HARLAN
William E. Harlan
Vice President, Chief Accounting Officer and Controller

Date: September 28, 1999